SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35387; File No. 812-15188

Zscaler, Inc.

November 15, 2024

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of application for an order under Section 3(b)(2) of the Investment Company Act of 1940 ("Act").

Applicant: Zscaler, Inc.

Summary of Application: Applicant seeks an order under Section 3(b)(2) of the Act declaring it to be primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities. Applicant states that it is in the business of providing, improving, and developing cloud security solutions to businesses.

Filing Dates: The application was filed on December 28, 2020, and amended on May 11, 2021, July 28, 2021, January 6, 2022, July 31, 2023, and September 13, 2024.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving applicants with a copy of the request, by e-mail if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.   Hearing requests should be received by the Commission by 5:30 p.m. pm on December 10, 2024, and should be accompanied by proof of service on the applicants, in the form of an affidavit, or for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the

reason for the request, and the issues contested.   Persons who wish to be notified of a hearing

may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicant: Remo Canessa, Chief

Financial Officer, and Robert Schlossman, Esq., Chief Legal Officer, Zscaler, Inc., at

Treasury@zscaler.com; Kevin R. Bettsteller, Esq., at kbettsteller@gibsondunn.com.

FOR FURTHER INFORMATION CONTACT: Adam Lovell, Senior Counsel, or Terri G.

Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's

Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. For

Applicant's representations, legal analysis, and conditions, please refer to Applicant's fifth

amended and restated application, dated September 13, 2024, which may be obtained via the

Commission's website by searching for the file number at the top of this document, or for an

Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's

EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the

SEC's Public Reference Room at (202) 551-8090.

Applicant's Representations:

1.   Applicant states that it is a Delaware corporation formed in 2007 that, directly and

through its wholly-owned subsidiaries[1], is engaged in the business of providing, improving, and

developing cloud security solutions to businesses.

2.   Applicant states that its business is highly capital intensive, requires R&D of new

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[1] Applicant states that its 28 wholly-owned subsidiaries generally engage in sales and marketing or research and development ("R&D") activities in their respective jurisdictions.

technologies, and does not involve the Applicant acquiring or retaining significant "hard" operating assets. Applicant states that it maintains significant cash reserves that it seeks to invest for purposes of conserving capital and providing liquidity until the funds are used in its cloud-based services and technology business. As described more fully in the application, Applicant states that it requires significant liquid capital primarily to: (i) fund R&D for new products and services, (ii) advance the commercialization of its business, (iii) otherwise fund its operations, and (iv) make other capital expenditures in keeping with the growth of the Applicant's cloud-based services and technology business.

3.   Applicant states that it has financed operations primarily through offerings of its debt and equity securities, but ultimately seeks to generate cash from its operations to support its business. Applicant states that it seeks to preserve capital and maintain liquidity, pending the use of such capital for its operations, by investing in "Capital Preservation Instruments."[2] Applicant states that it may in the future make strategic investments in "other investments" consistent with Rule 3a-8. Applicant states that such securities will not be acquired for speculative purposes.

Applicant's Legal Analysis:

1.   Applicant seeks an order under Section 3(b)(2) of the Act declaring that it is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities and therefore is not an investment company as defined in the Act.

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[2] As used in Applicant's application, Capital Preservation Instruments refers collectively to any cash items and securities that are held for the purpose of conserving Applicant's capital and liquidity until they are used by Applicant to support its business (as such business is described in Applicant's application). Such holdings are liquid (i.e., can be readily sold), earn competitive market returns and present a low level of credit risk, including short-term investment grade securities, Government securities (as defined in Section 2(a)(16) of the Act), securities of money-market funds registered under the Act, and other cash items; but excluding investments in equity or speculative instruments.

2.   Section 3(a)(1)(A) of the Act defines the term "investment company" to include
an issuer that is or holds itself out as being engaged primarily, or proposes to engage primarily, in
the business of investing, reinvesting or trading in securities. Section 3(a)(l)(C) of the Act
further defines an investment company as an issuer that is engaged or proposes to engage in the
business of investing, reinvesting, owning, holding or trading in securities, and owns or proposes
to acquire investment securities having a value in excess of 40% of the value of the issuer's total
assets (exclusive of Government securities and cash items) on an unconsolidated basis. Section
3(a)(2) of the Act defines "investment securities" to include all securities except Government
securities, securities issued by employees' securities companies, and securities issued by
majority-owned subsidiaries of the owner which (a) are not investment companies and (b) are not
relying on the exclusions from the definition of investment company in Section 3(c)(1) or
Section 3(c)(7) of the Act. Applicant states that it has never been, is not now, and does not
propose to be, primarily engaged in the business of investing, reinvesting, owning, holding, or
trading in securities. The Applicant states that it currently holds investment securities amounting
to less than 40% of its total assets (exclusive of Government securities and cash items), but that
its need for liquid capital to conduct its business means that it, in part, makes investments in
certain securities exceeding 40% of the Company's total assets (exclusive of Government
securities and cash items) on an unconsolidated basis. Applicant states that it therefore may be
an "investment company" pursuant to Section 3(a)(l)(C) of the Act absent an exclusion or
exemption.

3.   Rule 3a-8 under the Act provides an exclusion from the definition of investment
company if, among other factors, a company's R&D expenses are a substantial percentage of its
total expenses for the last four fiscal quarters combined. While Applicant states that it believes

that it complies with the conditions of Rule 3a-8, Applicant states that it has concerns over (a) whether compliance is practical in light of changes to the Company's overall expenses in connection with the increase of customer subscriptions and support services, and (b) whether R&D expenses, while substantial in absolute terms, may not always be considered substantial as a ratio of overall expenses. Although Applicant states that it anticipates R&D expenses to increase in absolute terms, such expenses are not anticipated to increase proportionately with Applicant's overall expenses, particularly given increases in expenses related to sales and marketing, the administration of a rapidly expanding employee base, and other administrative expenses. Applicant states that its R&D expenses have fluctuated between 21% and 25% of total expenses over the past six years, and Applicant expects R&D expenses to decrease relative to total expenses over time.

4.   Section 3(b)(2) of the Act provides that, notwithstanding Section 3(a)(l)(C) of the Act, the Commission may issue an order declaring an issuer to be primarily engaged in a business other than that of investing, reinvesting, owning, holding, or trading in securities directly, through majority-owned subsidiaries, or controlled companies conducting similar types of businesses. Applicant requests an order under Section 3(b)(2) of the Act declaring that it is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities, and therefore is not an investment company as defined in the Act.

5.   In determining whether an issuer is "primarily engaged" in a non-investment company business under Section 3(b)(2) of the Act, the Commission considers the following factors: (a) the company's historical development, (b) its public representations of policy, (c) the

activities of its officers and directors, (d) the nature of its present assets, and (e) the sources of its present income.[3]

6.   Applicant submits that it satisfies the criteria for issuance of an order under Section 3(b)(2) of the Act because Applicant is primarily engaged in the business of providing, improving, and developing cloud security solutions to businesses and is not in the business of investing, reinvesting, owning, holding or trading in securities.

a.   Historical Development. Applicant states that, since its inception in 2007, Applicant has actively engaged in the business of developing and providing cloud-based information security solutions. Applicant's business has focused on the development of new such products.

b.   Public Representations of Policy. Applicant states that it has consistently represented that it is engaged in the business of providing a cloud-based suite of information security solutions. Applicant further states that it has never held and does not now hold itself out as an investment company within the meaning of the Act or as engaging in the business of investing, reinvesting, owning, holding, or trading in securities. Applicant submits that its public representations make clear that shareholders invest in the Applicant's securities with the expectation of realizing gains from Applicant's development and sale of its suite of cloud security solutions and not from returns on an investment portfolio.

c.   Activities of Officers and Directors. Applicant represents that its officers and directors spend substantially all of their time overseeing the Applicant's business of providing its cloud platform to customers. Applicant states that its cash management activities are managed internally by its Chief Financial Officer and externally by an investment manager, whose activities are supervised by the Chief Financial Officer. Applicant states that none of its

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[3] Tonopah Mining Company of Nevada, 26 SEC 426, 427 (1947).

executive officers, other than the Chief Financial Officer, spend time monitoring cash balances and managing short-term investment securities. In addition, of the Applicant's 6,342 employees (as of October 31, 2023), Applicant states that fewer than five employees spend time on matters relating to the management of Applicant's investment securities. Applicant states that none of its officers, directors or employees spends or proposes to spend of his or her time to the management of Capital Preservation Instruments on behalf of Applicant.

d. <u>Nature of Assets</u>. Applicant states that, as of October 31, 2023, Applicant's investment securities constituted approximately 30.1% of its total assets (excluding Government securities and cash items) on an unconsolidated basis.[4] Furthermore, Applicant states that as of October 31, 2023, 100% of its investment securities consist of Capital Preservation Instruments. Applicant states that it uses its Capital Preservation Instruments to finance its continued operations in connection with the development of the Company's software. Applicant states that it may in the future make strategic investments in "other investments" consistent with Rule 3a-8. Applicant states, however, that no more than 10% of its total assets (exclusive of Government securities and cash items, including securities issued by money market funds registered under the Act) will consist of investment securities other than Capital Preservation Instruments.[5] Applicant states that it uses current assets, including its Capital Preservation Instruments, to finance its continued R&D program and operations in connection with the development of the Applicant's software.

e. <u>Sources of Income and Revenue</u>. Applicant represents that since its inception it has carried net operating losses. Applicant states that it does, however, derive income from its

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[4] Applicant states that one of its subsidiaries holds investment securities.
[5] Applicant states that it intends to calculate this percentage by consolidating its financial statements with the financial statements of its wholly-owned subsidiaries (but not with any majority-owned subsidiaries that may be acquired in the future).

investment securities. Applicant states that a review of its current source of revenues provides a more accurate review of its operating company status, particularly, given the upward trend in recognizing substantially increased revenues due to sales of new subscriptions. Applicant states that it recognizes substantially all of its revenues from fees based on subscriptions and support. Applicant states that its revenues for the fiscal years ended July 31, 2020, 2021, 2022, and 2023 were $431.3 million, $673.1 million, $1,090.9 million, and $1,671 million, respectively, on an unconsolidated basis. By contrast, Applicant states that its net investment income in its fiscal years of 2021, 2022, and 2023 was $2.8 million, $4.6 million, and $60.5 million, respectively. Applicant states that all such income was derived from Capital Preservation Instruments.[6] Applicant states that if net investment income were compared to its revenue, it would be less than 4% of revenue for the fiscal year ended July 31, 2023, and equal to less than 0.5% of revenue for the fiscal year ended July 31, 2022.

For the fiscal three months ended October 31, 2023, Applicant states that it earned $25.9 million of net investment income, an increase compared to $7.9 million for the first three months ended October 31, 2022. Applicant states that this nonetheless represents less than 5.5% of revenue for the three months ended October 31, 2023. Applicant states that the increase in net investment income is due to the increase in interest rates in the fixed income markets.

7.   Applicant asserts that its historical development, its public representations of policy, the activities of its officers and directors, the nature of its assets and its sources of revenue and income, as discussed in the application, demonstrate that it is engaged primarily in a business other than that of investing, reinvesting, owning, holding or trading securities.

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[6] Applicant states that is has not, and does not expect to, earn investment income from strategic investments.

Applicant thus asserts that it satisfies the criteria for issuing an order under Section 3(b)(2) of the Act.

Applicant's Conditions:

Applicant agrees that an order granted pursuant to the application will be subject to the following conditions:

1.   Applicant will continue to use its accumulated cash and securities to support its primary business (as such business is described in this Application);

2.   Applicant will refrain from investing or trading in securities for speculative purposes; and

3.   No more than 10% of Applicant's total assets will consist of investment securities other than Capital Preservation Instruments (as such capitalized term is defined in Applicant's application). For purposes of this condition, total assets excludes cash items (including securities issued by money market funds registered under the Act) and Government securities (as defined in Section 2(a)(16) of the Act). This percentage is to be determined on an unconsolidated basis, except that Applicant should consolidate its financial statements with the financial statements of any wholly-owned subsidiaries.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,

Deputy Secretary.